Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Argo Group International Holdings, Ltd.:

We consent to the use of our reports dated March 16, 2007, with respect to the consolidated balance sheets of PXRE Group Ltd., and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, the related consolidated financial statement schedules as of and for the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.

/s/ KPMG LLP

New York, New York

November 29, 2007